September 20, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes

Erin K. Jaskot

Christina Thomas

Re:	AC Immune SA Registration Statement on Form F-1 Registration No. 333-211714

Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. Eastern Daylight Time on September 22, 2016 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration. This acceleration request supersedes the Company’s acceleration request from earlier today.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Richard D. Truesdell, Jr. of Davis Polk & Wardwell LLP at (212) 450-4674 or Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 with any questions or comments with respect to this letter.

[Signature Page Follows]

Sincerely,

AC IMMUNE SA

By:	/s/ Andrea Pfeifer

Name: Andrea Pfeifer
Title: Chief Executive Officer

By:	/s/ George Pavey
Name: George Pavey
Title: Chief Financial Officer

Via EDGAR

CC:	Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

Derek J. Dostal, Davis Polk & Wardwell LLP